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                          December 28, 2020

       Natasha Giordano
       President and Chief Executive Officer
       PLx Pharma Inc.
       9 Fishers Lane, Ste. E
       Sparta, New Jersey 07871

                                                        Re: PLx Pharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 21,
2020
                                                            File No. 333-251554

       Dear Ms. Giordano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert Friedman, Esq.